UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2020

TMPOS, Inc.
(Exact name of registrant as specified in its charter)

Commission File Number: 024-10658

Georgia	47-5474718
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11555 Medlock Bridge Rd. Suite 100 Johns Creek, GA	30097
(Address of principal executive offices)	(Zip Code)

800-201-2664

Registrant’s telephone number, including area code

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, references to “TMPOS, INC.”, “TMPOS”, “we,” “us,” “our,” or the “company” mean TMPOS, INC.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

OUR BUSINESS

We were initially formed as TMPOS, LLC under the laws of the State of Georgia on October 26, 2015. We were reorganized as TMPOS, Inc. on November 29, 2016. Our principal executive office is located at 11555 Medlock Bridge Rd, Suite 100 Johns Creek, GA 30097, and our telephone number is -1-800-201-2664. Our website is YottaCRM.com.

YottaCRM allows you to have your own smart cloud assistant for free. Contact, invoice, SMS, bookkeeping, property management and product management are free. Yotta Flea Market is a platform that provides on/off connection to the flea market, which enables users to manage and trade products used in homes and companies, so that anyone can use it conveniently. Yotta Realty allows you to manage your residential, business and commercial buildings for free, as well as connect and advertise online. YottaCRM is smart CRM platform for professionals jobs. YottaCRM is designed for the role of an web, app based assistant to a serving customers with professional knowledge. As an integrated platform that reduces cost and time and emphasizes economical and efficiency, YottaCRM will continue to grow as an integrated platform for professionals working for clients in various specialized fields. As a listed company, we will continue to grow the company through the harmony of public interest and pursuit of profit through the platform.

Sales & Marketing

The effectiveness of the promotion for free is more than expected. With YottaCRM in 2021, the supply of a new brand and free strategy platform is confirming its growth rate differently every day. Through SMS services such as Google Ad, a lot of traffic is being formed on the site every day, more than 200%. In addition, it is currently creating the Yotta Flea Market in Georgia and California, both online and offline. This is expected to create not only direct retail sales, but also franchise and online loyal customers and vendors.

THE COMPANY’S PROPERTY

The Company currently leases its main office at 11555 Medlock Bridge Rd, Suite 100 Johns Creek, GA 30097. This location is the Company’s headquarters and also research and development center.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the Company’s financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this Offering Circular. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Operating Results – Fiscal Years Ended December 31, 2019 and 2020

The company had to be reborn due to various management carelessness. The company is in a state of normalizing the company by reinstatement of the company as the founder and largest shareholder, Sang Lee. The company creates a new brand, builds a website, and reorganizes the development team to develop and promote platforms such as YottaCRM at the same time. It is the time to prepare to improve the financial structure and generate profits as the company’s operating activities, profits and capital are weak.

Liquidity and Capital Resources – Fiscal Years Ended December 31, 2019 and 2020

As of December 31, 2020, the Company’s cash on hand was $1,264.Total assets is $302,794.

Revenue for the year ended December 31, 2020 was $1,264.00, compared with nearly $0.00 or the year ended December 31, 2019. Net Loss is $57,772.

Plan of Operations

The most urgent thing is to improve the financial structure for borrowing and issuing securities to improve the weak financial structure.

In addition, it plans to conduct active sales through the Yotta Flea market, a business that can generate profits right away.

This is due to franchise income, royalty income, and retail income, and we are confident that there will be more financial structure improvement in 2021.

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DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office
Sang Lee	Chief Executive Officer Chief Financial Officer	46	Indefinite, appointed July 2019

Sang Lee, Chief Executive Officer/CFO/President

Sang Lee, the founder of tmpos, INC, has been with us since 2015 for the company’s growth.

Mr Lee holds an MBA degree and has served as a representative of tax and real estate corporations in New York, with licenses specializing in financial, tax, and real estate fields. He has been developing CRM programs since 2012 on demand, with success and failure. In 2020, he directly developed the current new brands YottaCRM, YottaRealty, YottaFleaMarket, etc. to compensate for the problems that have been made and to start a new one.

He will also expand the platform in connection with the Flea market market globally with the mission of “Save Earth” by linking online and offline starting with GA and California in the future.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class	Total voting power per beneficial owner (5)
Common Stock	Sang Lee 11555 Medlock Bridge Rd Suite 100 Johns Creek GA 30097	Founder	35,000,000	84.135%	N/A

Common Stock	ESOLUTIONTG, LLC 370 Pasatiempo Ln Suwanee, GA 30024	Affiliate company	5,000,000	12.019%	N/A

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

As of December 31, 2020, There is no specific matter due to the company’s re-establishment relationship.

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FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND DECEMBER 31, 2019

TMPOS, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR’S REPORT

DECEMBER 31, 2020 AND 2019

INDEPENDENT AUDITOR’S REPORT

Opinion

We have audited the accompanying financial statements of TMPOS, INC.. (the “Company”), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, stockholders’ equity/(deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

JOHN KIM CPA, LLC

460 BERGERN BLVD, Suite 224 | PALISADES PARK, NJ 07650 / 201-849-5800

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Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ JOHN KIM CPA, LLC

Palisades Park, NJ 07650

April 21, 2021

JOHN KIM CPA, LLC

460 BERGERN BLVD, Suite 224 | PALISADES PARK, NJ 07650 / 201-849-5800

F-2

TMPOS, INC.

BALANCE SHEETS Year Ended, December 31,

	2019	2020
ASSETS

Current Assets
Cash	$-	$1,264
Total Current Asset	-	1,264

Property & Equipment
Furniture & Fixtures	70,710	70,710
Vehicle	62,500	62,500
Leasehold Improvements	215,020	215,020
Less : Accumulated Depreciation & Amortization	(81,274)	(111,270)
Total Property & Equipment	266,956	236,960

Other Assets
Security Deposits	64,750	64,750
Total Other Assets	64,750	64,750

Total Assets	$331,706	$302,974

LIABILITIES & STOCKHOLDERS’ EQUITY

Liabilities
Loan Payable	$1,468,464	$1,497,554
Total Liabilities	1,468,464	1,497,554

Stockholders’ Equity
Common Stock	54,458	54,458
Accumulated Deficit	(1,191,216)	(1,249,038)
Total Stockholders’ Equity	(1,136,758)	(1,194,580)

Total Liabilities and Stockholders’ Equity	$331,706	$302,974

F-3

TMPOS, INC.

INCOME STATEMENT

	2019	2020

Revenue
Miscellaneous Income	$-	$1,264
Total Revenue	-	1,264

Expenses
Rent	$29,040	$29,040
Payroll	-	-
Legal Fee	30,525	-
Depreciation	29,996	29,996
Total Expenses	89,561	59,036
Net (Loss)	$(89,561)	$(57,772)

F-4

TMPOS INC

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2019 AND 2020

	2019	2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net (Loss)	$(89,561)	$(57,772)

Depreciation	29,996	29,996

Net Cash (Used) in Operations	(59,565)	(27,776)

CASH FLOWS FROM FINANCING ACTIVITIES

Loan Proceeds	59,565	29,070

Net Cash Provided by Financing	59,565	29,070

Net Increae (Decrease) in Cash	-	1,294

Cash - Beginning of the Year	-	-

Cash - End of the Year	$-	$1,294

F-5

TMPOS, INC.

NOTES TO FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

TMPOS, INC. (the “Company”) was incorporated on Feb, 2015 as TMPOS, LLC under the laws of the State of Georgia. The Company changed its name to TMPOS, INC. on Feb, 2016. The Company developed software for CRM services. The Company is headquartered in Johns Creek, Georgia.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained net losses of $89,561 and $59,036 for the years ended December 31, 2020 and 2019, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2020 and 2019. As of December 31, 2020, the Company had an accumulated deficit of $1,249,038, current liabilities is $1,194,580. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (“GAAP”). The Company’s fiscal year is December 31.

F-6

TMPOS, INC.

NOTES TO FINANCIAL STATEMENTS

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

The carrying values of the Company’s assets and liabilities approximate their fair values

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INDEX TO EXHIBITS

2.1.	Articles of Incorporation(1)

2.2.	Bylasws(2)

4.1	Subscription Documents(3)

(1) Filed as an exhibit to the TMPOS, INC Regulation A Offering Statement on Form 1-A (Commission File No. 024-10658) and incorporated herein by reference.

(2) Filed as an exhibit to the TMPOS, INC. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10658) and incorporated herein by reference.

(3) Filed as an exhibit to the TMPOS, INC. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10658) and incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TMPOS, INC.

By:	/s/ Sang Lee
Sang Lee, Chief Executive Officer, Chief Financial Officer, Chairman/Sole Director
TMPOS, INC.
Date: May 28, 2021

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